January 8, 2020

Madeline Cammarata
President and CEO
Green Stream Holdings Inc.
22809 Pacific Coast Highway
Malibu, California 90265

       Re: Green Stream Holdings Inc.
           Form 1-A/A filed on December 31, 2019
           File No. 024-11086

Dear Ms. Cammarata:

       We have reviewed your amended offering statement and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your offering statement and the information you provide in response to the comment, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our December 19, 2019 letter.



Amendment No 2. of Form 1-A

General

1. We note your response to comment 3 and the statement that the shares have been issued to the settlement parties. Please revise to provide a selling securityholder table and disclosure pursuant to Item 5(d). Additionally, please revise the cover page and Plan of
      Distribution to provide the price and manner in which the selling securityholders may offer their securities.



          You may contact Peter McPhun at (202) 551-3581 or Eric McPhee at
(202) 551-3693 if
 Madeline Cammarata
Green Stream Holdings Inc.
January 8, 2020
Page 2

you have questions regarding comments on the financial statements and related matters. Please contact Jim Lopez at (202) 551-3536 or Brigitte Lippmann at (202) 551-3713 with any other questions.



FirstName LastNameMadeline Cammarata                      Sincerely,
Comapany NameGreen Stream Holdings Inc.
                                                          Division of
Corporation Finance
January 8, 2020 Page 2                                    Office of Real Estate
& Construction
FirstName LastName